QuickLinks -- Click here to rapidly navigate through this document

Exhibit 21

SUBSIDIARIES

Name	Jurisdiction of Formation
Andean Silver Corporation LDC	Cayman Islands
Apex Metals Limited	Cayman Islands
Apex Silver Mines Corporation	Delaware
Apex Silver Mines LDC	Cayman Islands
ASC Bolivia LDC	Cayman Islands
Minera San Cristobal S.A.	Bolivia

QuickLinks

SUBSIDIARIES